UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2009

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [    ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [    ] Yes [x] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated May 25, 2009 relating to the Interim Results for the six months ended February 28, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 25, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2009

HIGHLIGHTS

•	Solid Fixed Telecommunications Network Service (FTNS) subscription growth of 71,000, net to 872,000 during the period

•	Being the fastest growing and second largest broadband service provider in Hong Kong, with net additions of 34,000 to 350,000 as at 28 February 2009

•	Turnover grew by 15.6% year-on-year to HK$721.2 million driven by higher revenue contribution from our FTNS business of 24.8% year-on-year to HK$592.8 million

•	EBITDA increased by 24.0% year-on-year to HK$232.0 million with EBITDA margin increased from 30.0% to 32.2% mainly due to the growing contribution from the higher margin FTNS business

•	Net profit up 57.7% year-on-year to HK$75.3 million with basic earnings per share amounted to HK11.6 cents

•	Balance sheet continued to improve with net debt to annualized EBITDA of 0.3x

•	Declared an interim dividend of HK3 cents per ordinary share

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (“City Telecom” or the “Company”) is pleased to present the consolidated income statement for the six months ended 28 February 2009 and the consolidated balance sheet as at 28 February 2009 of the Company and its subsidiaries (collectively referred to as the “Group”), which are unaudited and condensed.

UNAUDITED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2009

		Six months ended
		28 February 2009	29 February 2008
	Note	HK$’000	HK$’000
Turnover	3	721,179	623,792

Other revenues		7,646	21,509

Network costs and cost of inventories	4	(86,889)	(89,469)

Other operating expenses		(514,364)	(459,971)

Operating profit		127,572	95,861

Finance costs		(31,623)	(44,426)

Profit before taxation	5	95,949	51,435

Income tax expense	7	(20,632)	(3,672)

Profit attributable to shareholders		75,317	47,763

Dividends	8	19,888	25,538

Basic earnings per share	9	HK11.6 cents	HK7.6 cents

Diluted earnings per share	9	HK11.4 cents	HK7.3 cents

UNAUDITED CONSOLIDATED BALANCE SHEET

AS AT 28 FEBRUARY 2009

		28 February 2009	31 August 2008
	Note	HK$’000	HK$’000
Non-current assets

Goodwill		1,066	1,066
Fixed assets		1,264,950	1,231,399
Long-term prepayment		5,773	5,586
Deferred expenditure		27,481	15,391
Deferred tax assets		10,006	26,335

		1,309,276	1,279,777

Current assets

Accounts receivable	10	124,747	140,283
Other receivables, deposits and prepayments		70,161	82,726
Deferred expenditure		23,897	40,704
Other financial assets		—	27,997
Pledged bank deposits		30,538	87,319
Cash at bank and in hand		552,780	421,610

		802,123	800,639

Current liabilities

Accounts payable	11	41,587	52,324
Other payables and accrued charges		142,405	178,114
Deposits received		15,823	16,264
Deferred service revenue		114,837	110,449
Tax payable		2,674	2,103
Current portion – obligations under finance leases		125	121

		317,451	359,375

Net current assets		484,672	441,264

Total assets less current liabilities		1,793,948	1,721,041

		28 February 2009	31 August 2008
	Note	HK$’000	HK$’000
Non-current liabilities

Deferred tax liabilities		7,650	4,937
Long-term debt and other liabilities		678,939	683,497

		686,589	688,434

Net assets		1,107,359	1,032,607

Capital and reserves

Share capital	12	66,293	65,062
Reserves	12	1,041,066	967,545

Total equity attributable to equity shareholders of the Company		1,107,359	1,032,607

Notes:

1.	Basis of preparation and accounting policies

This unaudited interim financial report has been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (b) the same accounting policies as those adopted in the 2008 annual consolidated financial statements, and comply with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 25 May 2009.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the financial year ended 31 August 2008 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2008 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 17 November 2008.

2.	Changes in accounting policies

The HKICPA has issued a number of new Interpretations and an amendment to HKFRSs that are first effective for the current accounting period of the Group. However, none of these developments are relevant to the Group’s operations.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 August 2009 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of these condensed consolidated interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of these condensed consolidated interim financial statements. The Group has not applied any new standards or interpretations that are not yet effective for this accounting period.

3.	Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format – business segments

The Group is organised into two business segments:

–	International telecommunications:	provision of international long distance calls services

–	Fixed telecommunications network:	provision of dial up and broadband Internet access services, local voice-over-IP services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2009
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover

External sales	128,420	592,759	—	721,179
Inter-segment sales	2,837	10,381	(13,218)	—

	131,257	603,140	(13,218)	721,179

Segment results	37,515	90,057		127,572

Finance costs				(31,623)

Profit before taxation				95,949

	Six months ended 29 February 2008
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover

External sales	148,866	474,926	—	623,792
Inter-segment sales	2,845	11,978	(14,823)	—

	151,711	486,904	(14,823)	623,792

Segment results	50,742	45,119		95,861

Finance costs				(44,426)

Profit before taxation				51,435

(b)	Secondary reporting format – geographical segments

The Group’s two business segments are managed in two main geographical areas:

•	Hong Kong

•	Canada

In disclosing information on the basis of geographical segments, turnover and segment results are disclosed based on the geographical location of customers.

There were no sales between the geographical segments.

	Turnover six months ended		Segment results six months ended
	28 February 2009	29 February 2008	28 February 2009	29 February 2008
	HK$’000	HK$’000	HK$’000	HK$’000
Geographical segments:

Hong Kong	712,724	612,553	126,812	95,021
Canada	8,455	11,239	760	840

	721,179	623,792	127,572	95,861

(c)

Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. In prior years, majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

In February 2008, since certain mobile operators still rejected to settle their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with four mobile operators.

Subsequently, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period after 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate will be adjusted based on further determination to be issued by the TA.

In September 2008, TA indicated that it accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”). As at 28 February 2009, the 2008 Determination is still in progress.

For the six months ended 28 February 2009, the Group recognised revenue related to mobile interconnection charges of HK$15,330,000 (for the six months ended 29 February 2008: HK$14,339,000).

4.	Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 28 December 2007, TA issued a statement (the “2007 TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 January 2005 to 30 June 2007. Based on the 2007 TA Statement, HK$7,617,000 was recorded as a reduction against the network costs of the Group for the six months ended 29 February 2008.

On 8 April 2009, TA issued a statement (the “2009 TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 July 2007 to 30 June 2008. Based on the 2009 TA Statement, no additional payment to or refund from PCCW-HKT was required.

The actual contribution level for the period subsequent to 30 June 2008 has not yet been confirmed by TA.

5.	Profit before taxation

Profit before taxation is arrived at after (crediting) and charging the following:

	Six months ended
	28 February 2009	29 February 2008
	HK$’000	HK$’000
Interest income	(3,722)	(14,128)
Interest element of finance leases	12	20
Interest on 10-year senior notes	31,162	40,774
Net exchange gains	(2,566)	(1,526)
Realised/unrealised gains on other financial assets	(189)	(2,585)
Realised loss on derivative financial instruments	—	1,039
Gain on extinguishment of 10-year senior notes	—	(2,582)
Advertising and marketing expenses	153,863	141,303
Amortisation of deferred expenditure	25,142	14,228
Depreciation of owned fixed assets	107,855	105,106
Depreciation of fixed assets held under finance lease	290	292
Provision for doubtful debts	5,754	8,264
Staff costs (note 6)	139,175	122,573
Gains on disposal of fixed assets	(336)	(275)

6.	Staff costs

	Six months ended
	28 February 2009	29 February 2008
	HK$’000	HK$’000
Wages and salaries	127,744	111,683
Provision for annual leave	687	1,970
Equity settled share-based transactions	1,830	1,584
Retirement benefit costs – defined contribution plans	17,554	13,387
Less: Staff costs capitalised as fixed assets	(8,640)	(6,051)

	139,175	122,573

Staff costs include directors’ emoluments but exclude staff costs of HK$7,065,000 (for the six months ended 29 February 2008: HK$7,439,000) recorded in network costs and HK$106,659,000 (for the six months ended 29 February 2008: HK$81,750,000) recorded in advertising and marketing expenses.

7.	Income tax expense

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 29 February 2008: 16.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of tax expense recorded in the condensed consolidated income statement represents:

	Six months ended
	28 February 2009	29 February 2008
	HK$’000	HK$’000
Current taxation
– Hong Kong profits tax	715	643
– Overseas taxation
– provision for the interim period	875	1,135
– under-provision in respect of prior years	—	2,185
Deferred taxation relating to the origination and reversal of temporary differences	19,042	(291)

Income tax expense	20,632	3,672

8.	Dividends

(a)	Dividends attributable to the interim period:

	Six months ended
	28 February 2009	29 February 2008
	HK$’000	HK$’000
Interim dividend declared and paid after the interim period end of HK3 cents per ordinary share (2008: HK4 cents per ordinary share)	19,888	25,538

At a board meeting held on 25 May 2009, the Directors has recommended to pay an interim dividend of HK3 cents per ordinary share in cash for the six months ended 28 February 2009 (for the six months ended 29 February 2008: HK4 cents per ordinary share with a scrip dividend option). The interim dividend will be distributed on or about 26 June 2009 to shareholders whose names appear on the register of members of the Company as at the close of business on 16 June 2009.

The interim dividend has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the interim period:

	Six months ended
	28 February 2009	29 February 2008
	HK$’000	HK$’000
Final dividend in respect of the financial year ended 31 August 2008, approved and paid during the following interim period, of HK2 cents per ordinary share (2008: HK4 cents per ordinary share)	13,014	25,082

During the interim period, a scrip dividend option was offered to all shareholders excluding shareholders with registered addresses outside Hong Kong who were entitled to the final dividend in respect of the financial year ended 31 August 2008. 12,212,142 shares were issued during the interim period to the shareholders who had elected to receive all or part of their entitlement to dividends in the form of scrip.

9.	Earnings per share

	Six months ended
	28 February 2009	29 February 2008
	HK$’000	HK$’000
Profit attributable to shareholders	75,317	47,763

	Number of shares	Number of shares
	’000	’000
Weighted average number of ordinary shares

Issued ordinary shares at the beginning of the period	650,622	616,503
Effect of scrip dividend issued	202	1,871
Effect of share options exercised	77	7,781

Weighted average number of ordinary shares at the end of the period (basic)	650,901	626,155
Incremental shares from assumed exercise of share options	8,757	27,721

Weighted average number of ordinary shares at the end of the period (diluted)	659,658	653,876

Basic earnings per share	HK11.6 cents	HK7.6 cents

Diluted earnings per share	HK11.4 cents	HK7.3 cents

10.	Accounts receivable

The aging analysis of the accounts receivable is as follows:

	28 February 2009	31 August 2008
	HK$’000	HK$’000
Current	36,495	45,462
0 – 30 days past due	16,884	17,507
31 – 60 days past due	5,749	7,249
Over 60 days past due (note)	68,943	82,009

	128,071	152,227
Less: Provision for doubtful debts	(3,324)	(11,944)

	124,747	140,283

Note:	The amounts over 60 days past due for the Group included receivables relating to mobile interconnection charges of HK$64,415,000 as at 28 February 2009 (31 August 2008: HK$64,407,000).

11.	Accounts payable

The aging analysis of the accounts payable is as follows:

	28 February 2009	31 August 2008
	HK$’000	HK$’000
Current – 30 days	24,669	18,802
31 – 60 days	2,869	4,025
61 – 90 days	201	8,334
Over 90 days	13,848	21,163

	41,587	52,324

12.	Capital and reserves

	Share capital	Share premium	Capital reserve	Retained profits	Exchange reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2008	65,062	670,717	19,013	275,025	2,790	1,032,607
Profit attributable to shareholders	—	—	—	75,317	—	75,317
Shares issued in respect of scrip dividend of previous year	1,221	8,685	—	(9,906)	—	—
Dividend paid in respect of previous year	—	—	—	(3,108)	—	(3,108)
Shares issued upon exercise of share options	10	91	(33)	—	—	68
Equity settled share – based transactions	—	—	1,830	—	—	1,830
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	645	645

At 28 February 2009	66,293	679,493	20,810	337,328	3,435	1,107,359

	Share capital	Share premium	Capital reserve	Retained profits	Exchange reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2007	61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders	—	—	—	47,763	—	47,763
Shares issued in respect of scrip dividend of previous year	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of previous year	—	—	—	(5,915)	—	(5,915)
Shares issued upon exercise of share options	1,072	13,558	(2,296)	—	—	12,334
Equity settled share – based transactions	—	—	1,685	—	—	1,685
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	300	300

At 29 February 2008	63,845	654,035	17,498	223,200	1,471	960,049

13.	Non-adjusting post balance sheet events

On 26 March 2009, the Company launched a tender offer to purchase for cash of its outstanding US$89,353,000 of aggregate principal amount of the 10-year senior notes. Upon its expiration on 23 April 2009, the Company accepted to purchase the 10-year senior notes with principal value of US$16,928,000 (equivalent to HK$131,192,000) tendered by the holders. The total consideration paid including accrued and unpaid interest was approximately US$13,050,000 (equivalent to HK$101,138,000). The gain on extinguishment was approximately US$3,912,000 (equivalent to HK$30,318,000) which is expected to be recorded in the consolidated income statement for the year ending 31 August 2009. The principal value of the 10-year senior notes remaining in issue after such purchase is US$72,425,000 (equivalent to HK$561,294,000).

FINANCIAL REVIEW

Continuing on our improving trends, City Telecom achieved good results in 1H FY09, with growth in subscriptions, turnover, EBITDA and net profits. The results for 1H FY09 continues to reassure our long term investment decision in starting to build a next generation network from year 2000 is a correct one.

The Group’s turnover increased by 15.6% year-on-year to HK$721.2 million due to higher revenue contribution from our Fixed Telecommunications Network Service (FTNS) business. Solid average revenue per user (ARPU), accelerated network expansion and continued growth in subscription base are the key metrics driving FTNS business’s turnover by 24.8% to HK$592.8 million, even though it was partially offset by the decline in International Telecommunications Service business (IDD) of 13.7% year-on-year to HK$128.4 million. Our FTNS business contributed 82.2% of the Group turnover in 1H FY09.

The Group’s EBITDA for 1H FY09 increased by 24.0% to HK$232.0 million year-on-year and our EBITDA margin increased to 32.2% when compared with 1H FY08 of 30.0%, reflecting the growing contribution of the higher margin FTNS business. Together with the combined result of saving in interest expenses from the 10-year senior notes buy back actions in 1H FY08, offset by increased income tax expenses, the underlying profits attributable to our shareholders increased by 57.7% to HK$75.3 million in 1H FY09 with basic earnings per share at HK11.6 cents (HK7.6 cents in 1H FY08).

LIQUIDITY AND CAPITAL RESOURCES

As of 28 February 2009, the Group had total cash position of HK$552.8 million (31 August 2008: HK$421.6 million) and outstanding borrowing of HK$679.1 million (31 August 2008: HK$683.6 million). Our long-term liability consisted mainly of our outstanding 10-year senior notes which amounted to HK$678.7 million (31 August 2008: HK$683.2 million). Our total cash position consisted of cash at bank and in hand but exclude pledged bank deposits.

The debt maturity profiles of the Group as at 28 February 2009 and 31 August 2008 were as follows:

	28 February 2009	31 August 2008
	HK$’000	HK$’000
Repayable within one year	125	121
Repayable in the second year	134	129
Repayable in the third to fifth year	58	126
Repayable after the fifth year	678,747	683,242

Total	679,064	683,618

As of 28 February 2009, all outstanding borrowings bear fixed interest rate and are denominated in United States dollars or Hong Kong dollars. The Group’s net debt to net asset gearing ratio for the period is 0.11 times which is calculated as below:

	28 February 2009	31 August 2008
	HK$’000	HK$’000
Net Debt (note)	126,284	262,008
Net Assets	1,107,359	1,032,607
Gearing (times)	0.11	0.25

Note:	Net debt is total long term debt and other liabilities and obligations under finance leases less cash at bank and in hand but exclude pledged bank deposits

Our capital expenditure for this period was HK$145.9 million, higher than the same period last year of HK$68.4 million due to the acceleration of network rollout during the period. As of 28 February 2009, our network covers 1.55 million homes pass. As a result of this, the Group generated a lower adjusted free cash flow of HK$58.2 million, which is defined as EBITDA less capital expenditure and less net finance costs (for the six months ended 29 February 2008: HK$88.4 million). Nevertheless, our capital expenditure utilised in 1H FY09 was in line with our policy to maintain capital expenditure to below our EBITDA.

The on-going capital expenditure on our network development will be met by internally generated cash flow and the proceeds from the 10-year senior notes issued in January 2005. Overall, the Group’s financial position remains sound, with strong cash generation ensuring that adequate funds are available for continuous business and network expansion.

CHARGE ON GROUP ASSETS

At 28 February 2009, the Group had pledged bank deposits of US$2.7 million and HK$10.0 million for securing bank facilities of equivalent amount for using bank guarantees, letter of credits, hedging arrangements, bank loans and overdraft facilities (31 August 2008: pledged bank deposits of US$9.9 million and HK$10.0 million). At 28 February 2009, the Group has utilised bank facilities of HK$11.1 million mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits (31 August 2008: HK$29.9 million).

EXCHANGE RATES

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates three months’ of operating Renminbi cash flows requirements.

CONTINGENT LIABILITIES

At 28 February 2009, the Group had total contingent liabilities in respect of bank guarantees provided to suppliers of HK$5.8 million (31 August 2008: HK$24.6 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2008: HK$5.3 million).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

In the first six months of FY2009, even against a global recessionary environment, we were able to expand our subscription base by 8.9% with net addition of 71,000 to 872,000 as at 28 February 2009, comprised of 350,000 broadband, 352,000 local telephony and 170,000 IP-TV.

On broadband service, as mentioned in our 2008 annual report, we become the second largest broadband service provider in Hong Kong and we continue to extend our lead during 1H FY09. For the six months ended 28 February 2009, our subscription growth of 10.8% to 350,000 outpaced the market growth of 1.3% to 1,956,000 for the same period. For the twelve months period to 28 February 2009, our subscription growth of 71,000 has surpassed the incumbent’s growth of 65,000 for the twelve months ended 31 December 2008 making us the fastest growing broadband service provider in Hong Kong. Our blended ARPU for newly acquired and contract renewal broadband service also has a steady growth from HK$191 per month in August 2008 to HK$196 per month in February 2009, whilst our monthly churn rate remained consistently below 1.0%.

On local telephony, we face strong competitive challenges but nonetheless, achieved growth in an overall declining market by taking market share. For the six months ended 28 February 2009, via continued network expansion and also our service bundling strategy, we achieved moderate growth in subscriptions by 7.0% to 352,000, despite overall market decline of 1.0% to 3,688,000 during the same period.

On IP-TV, we continue to position this as an ancillary service to our broadband and local telephony services with focus on prudent cost management. Over the years, riding on our stable high speed fibre network infrastructure, our IP-TV has introduced popular new channels that appeal to our target audience. During the period, we enhanced our interactive infotainment channels and we have also added Nat Geo Challenge by National Geographic Channel and Animax Gokujou Taiketsu by Animax. This has helped to drive the growth in our IP-TV subscription base over time. For the six months ended 28 February 2009, we grew our IP-TV subscription base by 9.0% to 170,000.

To further drive our profitable growth, during the period, our wholly owned subsidiary – Hong Kong Broadband Network Limited (“HKBN”) launched our fourth wave Brand Campaign conveying the message of “HKBN’s fibre is available in all 18 Districts of Hong Kong”. The campaign was designed in accordance with our network expansion.

In 2007 we set a three year target to achieve 2.0 million homes pass by 2010, however due to construction delays, this goal is likely to be delayed to 2011/12. Given the deteriorating economic environment, we will remain cautious in monitoring non-core capital expenditures for possible adjustments while continuing assertive expansion on our network coverage.

International Telecom Services (IDD)

IDD traffic volume recorded a fall of approximately 18.1% in 1H FY09 to 245 million minutes, when compared with the 299 million minutes as recorded in 1H FY08. Revenue from IDD service contributed to 17.8% of the Group turnover. On IDD, our focus is still “cash flow first, volume come next”.

PROSPECTS

While the immediate economic outlook remains uncertain, we will continue to leverage Fibre network advantage for profitable growth. We are now harvesting shareholder value from utility-like demand on the investments in network infrastructure and brand enhancement that we have been making since the grant of our FTNS license in 2000.

Three years into our 10-year Big, Hairy & Audacious Goal (BHAG), we are on track to realizing our “Dream” to become “The largest IP provider in Hong Kong by 2016”. Our 1H FY09 financial and operational results takes us a half step closer with growth in net profit, subscription base and ARPU, whilst maintaining a low churn rate. With a secure financial base, we will continue to invest in the long-term growth of the Group.

We are driving the profitable growth through:

•	Expanding network – maintain our network expansion towards 2.0 million homes pass target

•

Our fibre based differentiation continues to widen as demand for ultra high speed symmetric bandwidth gains momentum, e.g., Youtube.com has recently upgraded to High Definition – higher quality videos and upload limit was raised to 1GB from 100MB

•	Our Guangzhou Customer Service Centre has 1,366 Talents, approximately half of our total Talent base of 2,882, which allows us to well serve our Hong Kong revenue base with Guangzhou cost base

•

Growing subscription base – we are Hong Kong’s fastest growing broadband service provider and we will continue to aggressively expand our subscription base in our endeavour to become the Number 1 player in Hong Kong.

We have the right team in place and the right culture throughout the organization structure, plus an absolute commitment to our customers and a determination to serve them in the 18 districts of Hong Kong. Given our results, there are reasons for optimism under these turbulent economic times, but nevertheless, we will continue to closely monitor our balance sheet position.

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28 February 2009, the Group employed a total of 2,882 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the six months ended 28 February 2009.

On 26 March 2009, the Company commenced a tender offer to purchase for cash in respect of its outstanding US$89,353,000 of aggregate principal amount of the 10-year senior notes at a discounted price. Based on the tender offer, its expiration and payment dates were 23 April 2009 and 27 April 2009 (New York City time) respectively. Please refer to Note 13 headed “Non-adjusting post balance sheet events” of the interim financial statements for details.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 28 February 2009, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).

Having made specific enquiry of all Directors, the Company confirmed that the Directors have complied with the required standard as set out in the Company Code during the six months ended 28 February 2009.

A revised Model Code has been adopted by the Company to comply with the new requirements set out in Appendix 10 to the Listing Rules effective from 1 April 2009.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2009.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

INTERIM DIVIDEND

For cash management, we consider adjusted free cash flow, defined as EBITDA less capital expenditure and net finance costs, is a better indicator of cash generation rather than net profit. As such, after reviewing the favourable operating results for the first six months of FY09 and considering our long-term development plans, the Board has resolved to pay an interim dividend based on the percentage of adjusted free cash flow rather than on the percentage of net profit.

The Board has resolved to declare an interim dividend of HK3 cents per ordinary share in cash for the six months ended 28 February 2009 (six months ended 29 February 2008: HK4 cents per ordinary share with a scrip dividend option) to shareholders of the Company whose names are recorded on the register of members of the Company as at 16 June 2009. Warrants for the interim dividend will be sent to shareholders of the Company on or before 26 June 2009.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 12 June 2009 to 16 June 2009 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 11 June 2009.

By Order of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 25 May 2009

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.